FSD Pharma Reports Second Quarter 2020 Financial Results

- Provides Business Update -

TORONTO (August 7, 2020) - FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE.CN) (FRA: 0K9A) ("FSD Pharma" or the "Company") today reported that management's discussion and analysis of financial condition and results of operations ("MD&A") for the three months ended June 30, 2020 have been filed and can be viewed on the Company's SEDAR profile at www.sedar.com.

FSD Pharma also provided a business update:

  The Phase 1 first-in-human safety and tolerability study with ultramicronized-palmitoylethanolamide ("FSD201") was completed with no serious adverse effects reported.

  The Company filed a pre-IND meeting request package with the U.S. Food and Drug Administration ("FDA") for the treatment of COVID-19 patients and received FDA approval to design a Phase 2a clinical trial to treat COVID-19 patients. The study is expected to commence by year end 2020.

  In Q220, the Company continued to strengthen available cash on hand through the monetization and sale of its partial equity stake in Pharmadrug Inc. and the raise of C $10.125M through a private placement to institutional investors.

  The Company recently announced a US $20M at-the-market offering, the closing of a US $10M registered direct offering to institutional investors, and the voluntary surrender to Health Canada of its medicinal cannabis grow license and the shutdown of subsidiary FV Pharma, Inc.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company, since May 2018.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultramicronized-palmitoylethanolamide ("FSD201"), by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration approvals, the costs associated with such planned trials, FSD Pharma's ability to obtain required funding and the terms and timing thereof, the development of any applications of FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response and statements regarding the closing of the offering.  The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the prospectus supplement, the prospectus and the registration statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com  and under the Company's EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma Inc.
sandy@fsdpharma.com
(647) 864-7969

Zeeshan Saeed, President, FSD Pharma Inc.
zeeshan@fsdpharma.com

Investor Relations
IR@fsdpharma.com